Exhibit 99.2

Cenovus Energy Inc.

Annual Meeting of Shareholders

May 1, 2024

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on May 1, 2024 by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2024 Management Information Circular dated March 6, 2024, which is available at cenovus.com.

1.	Appointment of Auditor PricewaterhouseCoopers LLP, Chartered Professional Accountants, was reappointed as auditor of the Corporation.

Votes For		Votes Withhold
Number	Percent	Number	Percent

1,488,986,088	99.65%	5,218,342	0.35%

2.    Election of Directors Each of the following thirteen nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Against
	Number	Percent	Number	Percent

Stephen E. Bradley	1,457,070,734	99.83	2,503,482	0.17

Keith M. Casey	1,453,207,929	99.56	6,366,286	0.44

Michael J. Crothers	1,455,760,732	99.74	3,813,485	0.26

James D. Girgulis	1,081,360,201	74.09	378,214,014	25.91

Jane E. Kinney	1,451,313,033	99.43	8,254,047	0.57

Eva L. Kwok	1,397,978,373	95.78	61,587,456	4.22

Melanie A. Little	1,456,542,516	99.79	3,022,565	0.21

Richard J. Marcogliese	1,445,438,842	99.03	14,135,274	0.97

Jonathan M. McKenzie	1,457,327,836	99.85	2,246,379	0.15

Claude Mongeau	1,377,177,335	94.35	82,394,644	5.65

Alexander J. Pourbaix	1,426,261,125	97.72	33,312,853	2.28

Frank J. Sixt	1,173,365,475	80.39	286,208,403	19.61

Rhonda I. Zygocki	1,395,277,673	95.60	64,287,348	4.40

3.    Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent

1,427,463,152	97.80	32,183,535	2.20

4.    Amended and Reconfirmed Shareholder Rights Plan A resolution was passed to amend and reconfirm the Corporation’s Shareholder Rights Plan.

Votes For		Votes Against
Number	Percent	Number	Percent

1,409,329,267	96.55	50,316,622	3.45